SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE	Corporate
BRAZILIAN SECURITIES COMMISSION (CVM)	Legislation
QUARTERLY INFORMATION - ITR	September 30, 2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number –CNPJ 02.558.115/0001-21
4 – State Registration Number – NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Avenida das Américas, 3434, Bloco 1 7º andar - parte			2 – SUBURB OR DISTRICT Barra da Tijuca
3 – POSTAL CODE 22640-102	4 – MUNICIPALITY Rio de Janeiro		5 – STATE Rio de Janeiro
6 - AREA CODE 21	7 – TELEPHONE 4009-3742	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 21	12 – FAX 4009-3314	13 – FAX 4009-4690	14 – FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Mario Cesar Pereira de Araujo
2 – ADDRESS Avenida das Américas, 3434, Bloco 1 7º andar - parte			3 – SUBURB OR DISTRICT Barra da Tijuca
3 – POSTAL CODE 22640-102	4 – MUNICIPALITY Rio de Janeiro		5 – STATE Rio de Janeiro
6 - AREA CODE 21	7 – TELEPHONE 4009-3742	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 21	12 – FAX 4009-3314	13 – FAX 4009-4690	14 – FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 – END	3 - QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01.01.2007	12.31.2007	3	07.01.2007	09.30.2007	2	04.01.2007	06.30.2007
9 – INDEPENDENT ACCOUNTANT Directa Auditores					10 - CVM CODE 3670
11 – PARTNER RESPONSIBLE Ernesto Rubens Gelbcke				12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 062.825.718-04

1

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2007

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 – Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.05 - CAPITAL COMPOSITION

Number of shares (Thousand)	Current quarter 09.30.2007	Prior quarter 06.30.2007	Same quarter in prior year 09.30.2006
Paid-up capital
1 – Common	793,544	793,544	793,544,277
2 – Preferred	1,536,171	1,536,171	1,536,170,583
3 – Total	2,329,715	2,329,715	2,329,714,860
Treasury stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 – NATURE OF OWNERSHIP Local Private
4 – ACTIVITY CODE 113 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 – TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 – AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

2

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 – Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 – NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSAND)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

1

FEDERAL GOVERNMENT SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR – Quarterly Information	Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Base date – 09/30/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 – EXPLANATORY NOTES

Free Translation into English of Quarterly Information (ITR) Originally Issued in Portuguese

Code	Heading	09/30/2007	06/30/2007
1	Total assets	7.832.094	7.937.038
1.01	Current assets	39.796	21.306
1.01.01	Cash and cash equivalents	39.383	20.812
1.01.01.01	Cash and Bank	61	1.021
1.01.01.02	Short-term investments in the money market	39.322	19.791
1.01.02	Credits	-	-
1.01.02.01	Accounts receivable	-	-
1.01.02.02	Others Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Others	413	494
1.01.04.01	Recoverable taxes and contributions	345	423
1.01.04.02	Other current assets	68	71
1.02	Noncurrent assets	7.792.298	7.915.732
1.02.01	Noncurrent assets	9.673	9.528
1.02.01.01	Others Credits	6.093	5.951
1.02.01.01.01	Taxes and contributions recoverable	6.093	5.951
1.02.01.02	Related parties	65	65
1.02.01.02.01	Affiliates	-	-
1.02.01.02.02	Subsidiaries	65	65
1.02.01.02.03	Other related parties	-	-
1.02.01.03	others	3.515	3.512
1.02.01.03.01	Judicial deposits	3.515	3.512
1.02.02	Permanent assets	7.782.625	7.906.204
1.02.02.01	Investments	7.782.625	7.906.204
1.02.02.01.01	Affiliates	-	-
1.02.02.01.02	Affiliates - Agio	-	-
1.02.02.01.03	Subsidiaries	7.777.102	7.900.286
1.02.02.01.04	Subsidiaries - Agio	-	-
1.02.02.01.05	Other investments	5.523	5.918
1.02.02.02	Property, plant and equipment	-	-
1.02.02.03	Intangible	-	-
1.02.02.04	Deferred charges	-	-

1

FEDERAL GOVERNMENT SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR – Quarterly Information	Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Base date – 09/30/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 – EXPLANATORY NOTES

Free Translation into English of Quarterly Information (ITR) Originally Issued in Portuguese

Code	Heading	09/30/2007	06/30/2007
2	Total liabilities and shareholders' equity	7.832.094	7.937.038
2.01	Current liabilities	45.632	28.465
2.01.01	Loans and financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	1.000	867
2.01.04	Taxes, charges and contributions	339	26
2.01.05	Dividends payable	21.046	24.777
2.01.06	Provisions	-	-
2.01.07	Related parties	2.329	2.209
2.01.08	Other	20.918	586
2.01.08.01	Labor liabilities	229	586
2.01.08.02	Othes liabilities	20.689	-
2.02	Noncurrent liabilities	7.371	7.678
2.02.01	Noncurrent liabilities	7.371	7.678
2.02.01.01	Loans and financing	-	-
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	7.371	7.678
2.02.01.03.01	Provision for contingencies	2.816	3.123
2.02.01.03.02	Supplementary pension plan	4.555	4.555
2.02.01.04	Related parties	-	-
2.02.01.05	Advances for future capital increase	-	-
2.02.01.06	Other	-	-
2.02.02	Deferred income	-	-
2.04	Shareholders' equity	7.779.091	7.900.895
2.04.01	Capital	7.512.710	7.512.710
2.04.02	Capital reserves	135.230	135.230
2.04.03	Revaluation reserves	-	-
2.04.03.01	Own assets	-	-
2.04.03.02	Subsidiaries/affiliates	-	-
2.04.04	Income reserves	238.438	238.438
2.04.04.01	Legal reserve	98.741	98.741
2.04.04.02	Statutory reserve	-	-
2.04.04.03	Reserves for contingencies	-	-
2.04.04.04	Unearned income reserve	-	-
2.04.04.05	Retained earnings	139.697	139.697
2.04.04.06	Special reserve for undistributed dividends	-	-
2.04.04.07	Other income reserves	-	-
2.04.05	Retained earnings	(107.287)	14.517
2.04.06	Advances for future capital increase	-	-

2

FEDERAL GOVERNMENT SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR – Quarterly Information	Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Base date – 09/30/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 – EXPLANATORY NOTES

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Code	Heading	From 07/01/2007 a 09/30/2007	Acumulated from 01/01/2007 to 09/30/2007	From 07/01/2006 to 09/30/2006	Acumulated from 01/01/2006 to 09/30/2006
3.01	Gross revenues	-	-	-	-
3.02	Deductions from gross revenues	-	-	-	-
3.03	Net revenues	-	-	-	-
3.04	Cost of goods sold and services rendered	-	-	-	-
3.05	Gross profit	-	-	-	-
3.06	Operating income (expenses)	(121.804)	(107.287)	(93.769)	(417.120)
3.06.01	Selling	-	-	-	-
3.06.02	General and administrative	(1.785)	(7.647)	(3.291)	(13.385)
3.06.03	Financial income (expenses)	187	1.011	655	997
3.06.03.01	Financial income	839	2.034	674	1.616
3.06.03.02	Financial expenses	(652)	(1.023)	(19)	(619)
3.06.04	Other operating income	3.733	4.462	3.244	3.732
3.06.05	Other operating expenses	(755)	(1.895)	(1.191)	(1.721)
3.06.06	Equity pickup	(123.184)	(103.218)	(93.186)	(406.743)
3.07	Operating income	(121.804)	(107.287)	(93.769)	(417.120)
3.08	Nonoperating result	-	-	-	-
3.08.01	Income	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income before taxation and participations	(121.804)	(107.287)	(93.769)	(417.120)
3.10	Provision for income and social contribution taxes	-	-	-	-
3.11	Deferred income tax	-	-	-	(3.449)
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.15	Net income for the period	(121.804)	(107.287)	(93.769)	(420.569)

3

FEDERAL GOVERNMENT SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR – Quarterly Information	Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Base date – 09/30/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 – EXPLANATORY NOTES

TIM PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY INFORMATION
As of September 30, 2007
(In thousands of Reais, unless otherwise stated)

1 Operations

TIM Participações S.A. (“TIM Participações” or the “Company”) headquartered at Avenida das Américas, 3434, block 1, 7th floor, Rio de Janeiro, RJ, is a publicly-held company directly controlled by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), a Telecom Italia Group’s company, who holds interests of 81.21% of its voting capital and 69.67% of its total capital.

TIM Participações operations comprise, among other things, the control of companies exploring telecommunications services, including cellular telephones, in its concession and/or authorization areas.

The Company has full control of TIM Celular S.A. (“TIM Celular”),, which in turn controls TIM Nordeste (“TIM Nordeste”), TIM Celular and its subsidiary TIM Nordeste, who are cellular telephony service operators in all Brazilian states.

The services provided by the subsidiaries and the respective tariffs are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The subsidiaries authorizations mature as follows:

4

TIM Nordeste	Expiry Date
Region 1
Pernambuco	May, 2009
Ceará	November, 2008
Paraíba, Rio Grande do Norte e Alagoas	December, 2008
Piauí	March, 2009

Region 2
Minas Gerais	April, 2013

Region 3
Bahia and Sergipe	August, 2012

TIM Celular
Region 1
Amapá, Roraima, Pará, Amazonas, Rio de Janeiro and
Espírito Santo	March, 2016

Region 2
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul,
Tocantins, Distrito Federal, Goiás and Rio Grande do Sul
(except for Pelotas)	March, 2016

Region 3
São Paulo	March, 2016

Region 4
Paraná	September, 2022
Santa Catarina	September, 2008
Rio Grande do Sul (Pelotas)	April, 2009

3 Presentation of the Quarterly Information

a. Presentation and Disclosure Criteria

The Company´s and consolidated quarterly information was prepared in accordance with accounting practices adopted in Brazil ("BR GAAP"), the basis of which is the Corporate Law (Law 6,404/76 and subsequent amendments), the rules applicable to concessionaires of public telecommunications services, CVM’s (Brazilian Securities Commission) accounting standards and procedures and IBRACON´s (Brazilian Institute of Independent Auditors) pronouncements.

As it still has American Depositary Receipts traded at the New York Stock Exchange, TIM Participações is also subject to the SEC – Securities and Exchange Commission´s standards and, accordingly, to meet the market requirements it simultaneously discloses financial information prepared based on the BR GAAP, in English and Portuguese, for both the Brazilian and the US market.

b. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the result of operations of the Company and its subsidiaries TIM Celular and TIM Nordeste, as follows:

	% Ownership

	09/2007		06/2007

	Direct	Indirect	Direct	Indirect

TIM Participações
TIM Celular	100,00	-	100,00	-
TIM Nordeste	-	100,00	-	100,00

The main consolidation procedures are as follows:

I. Elimination of intercompany consolidated assets and liabilities accounts;
II. Elimination of participation in capital, reserves and retained earnings of the subsidiaries;
III. Elimination of intercompany revenues and expenses;
V. Reclassification of income tax incentive recorded by the indirect subsidiary TIM Nordeste as a capital reserve under “Income for the Period”.

c. Comparability of Quarterly Information

In order to continuously improve their corporate governance level and quarterly information, and especially ensure compliance with CVM´s and international accounting practices applicable to their field of activity, the Company and its subsidiaries have analyzed the best accounting practices used in their industry. The results are changes with the effects described below and quarterly information substantially different from those previously published and made available to the shareholders.

Below, a description of adjustments to quarterly information originally published in the third quarter of 2006:

(a) Adjustments relating to obligations arising from discontinuance of assets;

(b) Reclassification of some discounts on cell phone sales made in the quarter ended September 30, 2006, which were originally stated as cost of goods sold and cost of sales;

(c) Reclassification of amortization of goodwill paid upon privatization;

(d) Reclassification of PIS/COFINS for financial revenue and expense deductions;

(e) Reclassification of income tax incentive recorded by the indirect subsidiary TIM Nordeste as capital reserve, under “Income for the Period”;

(f) Equity accounting adjustment involving the above items:

	Parent Company 09/2006

	Original	(f)	Adjusted

Statement of income
Operating revenues (expenses):
General and administrative	(13.385)	-	(13.385)
Equity pickup	(353.147)	(53.596)	(406.743)
Other operating expenses, net	2.011	-	2.011

Operating income before financial income	(364.521)	(53.596)	(418.117)
Financial revenues (expenses):
Financial revenues	1.616	-	1.616
Financial expenses	(619)	-	(619)

	997	-	997

Pretax loss	(363.524)	(53.596)	(417.120)
Provision for income tax and social contribution	(3.449)	-	(3.449)

Loss for the period	(366.973)	(53.596)	(420.569)

Loss per thousand-share lot (R$)	(0,16)	(0,02)	(0,18)

	Consolidated 09/2006

	Original	(a)	(b)	(c)	(d)	(e)	Adjusted

Statement of income
Gross operating revenue
Telecommunications services	8.277.793	-	-	-	-	-	8.277.793
Goods sold	1.505.810	-	-	-	-	-	1.505.810

	9.783.603	-	-	-	-	-	9.783.603

Deductions from gross revenue	(2.585.528)	-	(159.720)	-	22.134	-	(2.723.114)

Net operating revenue	7.198.075	-	(159.720)	-	22.134	-	7.060.489

Cost of services rendered	(2.774.008)	(11.018)	-	-	-	-	(2.785.026)
Cost of goods sold	(1.118.109)	-	131.972	-	-	-	(986.137)

Gross income	3.305.958	(11.018)	(27.748)	-	22.134	-	3.289.326

Operating revenues (expenses) :
Distribution	(2.440.029)	-	27.748	-	-	-	(2.412.281)
General and administrative	(722.159)	-	-	-	-	-	(722.159)
Other operating expenses, nets
	(136.512)	-	-	37.838	(52.317)	-	(150.991)

	(3.298.700)	-	27.748	37.838	(52.317)	-	(3.285.431)

Operating income before financial income
	7.258	(11.018)	-	37.838	(30.183)	-	3.895

Financial revenues (expenses):
Financial revenues	351.773	-	-	-	30.183	-	381.956
Financial expenses	(603.976)	(26.546)	-	-	-	-	(630.522)

	(252.203)	(26.546)	-	-	30.183	-	(248.566)

Operating loss	(244.945)	(37.564)	-	37.838	-	-	(244.671)

Non-operating income	1.207	-	-	-	-	-	1.207

Pretax loss	(243.738)	(37.564)	-	37.838	-	-	(243.464)

Provision for income tax and social
contribution	(136.636)	(16.032)	-	(37.838)	-	13.401	(177.105)

Loss for the period	(380.374)	(53.596)	-	-	-	13.401	(420.569)

3 Summary of the main accounting practices

a. Cash and cash equivalentes

These comprise movement account balances and short-term investments in the money market redeemable in up to 90 days from the balance sheet date.

b. Short-term investments in the money market

These comprise investments maturing in over 90 days from the balance sheet date, which are stated at cost plus the related earnings up to the balance sheet date, up to the market value, where applicable.

c. Accounts receivable

Accounts receivable from the telecommunication service costumers are calculated at the tariff rate ruling on the date of service rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

d. Allowance for doubtful accounts

The allowances for a doubtful account is recorded based on the customer base profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on receivables.

e. Inventories

The inventories are stated at the average acquisition cost. A provision was set up to adjust slow-moving and obsolete items balances to the related realizable value.

f. Prepaid expenses

The prepaid expenses are shown at the amount actually disbursed and not yet incurred.

The subsidized sale of cell phone and modems sets to the post-paid system users is deferred and amortized over the duration of the service agreement signed by clients (12 and 18 month period respective). The contractual fine applicable to users who cancel their subscriptions or migrate to a prepaid system before the end of their agreements is invariably higher than the subsidy granted on cell phone sales and modems

Advertising expenses refer to the sponsorship of Formula 1 car race transmission on TV.

g. Investments

The investments in subsidiaries are valued on the equity method, based on the subsidiaries´ shareholders equity, which is determined on the same date and by the same accounting principles used by the parent company.

The economic basis for TIM Celular goodwill amortizable in ten years through 2010 was the future income forecast.

The other investments are shown at cost, and reduced to the realizable value, where applicable.

h. Property, plant and equipment

The property, plant and equipment items are shown at the acquisition and/or construction cost, net of accumulated depreciation, calculated on the straight-line method, over the useful life of assets involved. Any repair and maintenance costs incurred representing improvement, higher capacity or longer useful life is capitalized, whereas the others are recorded as income for the year.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities under construction) are capitalized up to the startup date.

The estimated cost of disassembly of towers and equipment in rented properties are capitalized and amortized over the useful life of these assets.

The long-term assets, especially property, plant and equipment, are periodically reviewed to determine the need for recording a provision for losses on any such items and recovery thereof.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

i. Intangibles

Intangibles are shown at the acquisition cost net of accumulated amortization. The amortization expenses are calculated on the straight-line method over the duration of the respective contracts, i.e., five years for radiofrequency bands and fifteen years for use authorization.

j. Deferred charges

Included in the deferred charges are pre-operating expenses and financial costs of the required working capital at the subsidiaries´ pre-operating stage, which are amortized in ten years from the date the subsidiaries become operative.

k. Income tax and social contribution

Income tax is calculated based on the income adjusted for legally stipulated additions and exclusions. The social contribution is calculated at the legally stipulated rates applied to pretax income.

Based on the Constitutive Reports nos. 0144/2003 and 0232/2003 issued by ADENE – Northeast Development Agency on March 31, 2003, the subsidiary TIM Nordeste. became eligible to fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable surtaxes for a ten-year period, from fiscal 2002 through 2011, calculated based on the exploration income arising from implementation of its installed capacity for rendering digital cellular telephone services; and (ii) reduction of 37.5%, 25% and 12.5% of income tax and non-reimbursable surtaxes for fiscal 2003, 2004-2008 and 2009-2013, respectively, calculated based on the exploration income arising from implementation of its installed capacity for rendering of analogical cellular telephone services. The amount corresponding to the previously mentioned fiscal benefit – reduction of income tax – is accounted for as a reduction of the provision for income tax, against a Capital reserve – Fiscal Incentive, under the “Shareholders Equity” of the indirect subsidiary TIM Nordeste.

The deferred income tax and social contribution on accumulated tax losses and temporary differences are valued based on the expected taxable income generation and deducted from the provision for adjustment to the recovery value, set up in accordance with CVM Instruction 371/02. On September 30, 2007 and June 30, 2007, the Company did not recognize any deferred tax assets, because the Company itself and its subsidiaries have historically reported operating losses and unused credits.

l. Loans and financing

Loans and financing include accrued interest to the balance sheet date. The company’s subsidiaries are party to certain derivative instruments related to their Real-denominated liabilities, with the objective of hedging them against risks associated with unexpected devaluation of the Real in relation to foreign currencies. Additionally, the Company’s subsidiaries have hedge contracts to cover changes in market income tax is calculated based on the income adjusted for legally stipulated additions and exclusions interest rates. Gains and losses from such operations are recognized in the income statement under the accrual method, based on contracted rates.

m Provision for contingencies

This is set up based on the opinion of the Company´s internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Only possible losses and risks are disclosed.

n Obligations arising from discontinuance of assets

The provision for obligations arising from disassembly of towers and equipment in rented properties, recorded against “Property, plant and equipment”, is discounted to present value so it can reflect the best current estimate.

o Revenue recognition

Service revenues are recognized as services are provided. Billing is monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which services are provided. Revenues from prepaid telecommunication services are recognized on the accrual basis over the period of utilization. Revenues from the sale of cell phone sets and accessories are recognized as these products are delivered to, and accepted by, end-consumers or distributors.

p. Derivatives

The subsidiaries enter into swap contracts to manage exposure to risk involved in foreign exchange rate and interest rate variations, all accounted for on the accrual basis. Payments made and received are recognized as adjustments to exchange variation.

The derivative contracts are signed with big financial institutions, highly experienced in the field. The subsidiaries do not hold derivative contracts for commercial or speculative purposes.

q. Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments connected with the employees’ pension plan obligations according to the rules established by IBRACON´s NPC 26, approved by CVM Deliberation 371, which defines the characteristics of plans, obligations and events (Note 34).

r. Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing on the transaction date. Foreign currency-denominated assets and liabilities are translated into Reais using the balance sheet date exchange rate, which is reported by the Brazilian Central Bank. Exchange gains and losses are recognized in the statement of income as incurred.

s. Employees profit sharing

The Company and its subsidiaries record a provision for employee profit sharing, based on the targets disclosed to its employees and approved by the Administrative Council. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

t. Use of estimates

The preparation of quarterly information in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. Actual results may differ from those estimates.

u. Supplementary information

For additional information purposes, the following is presented: a) Statements of Cash Flow, prepared in accordance with the NPC no. 20 issued by the Institute of Independent Auditors of Brazil – IBRACON; and b) Value-Added Statements prepared in accordance with the CFC – Federal Accounting Council - Resolution no. 1010, which approved NBCT 37.

4 Short-term investments in the money market

	Parent Company

	09/2007	06/2007

CDB	39,050	19,525
Federal bills and bonds	272	266

	39,322	19,791

	Consolidated

	09/2007	06/2007

CDB	105,373	83,844
Debentures	10,404	10,120
Federal bills and bonds	272	266

	116,049	94,230

The average yield of TIM Participações´s investments (consolidated) is the equivalent to 102.51% of the CDI variation – CDI (Interbank Deposit Certificate).

These investments are redeemable at any time, with no significant impact on recognized profitability.

5 Accounts Receivable

	Consolidated

	09/2007	06/2007

Billed services	1,101,619	975,259
Unbilled services	635,338	446,156
Network use	854,797	858,931
Goods sold	881,419	945,049
Other receivables	5,883	12,957

	3,479,056	3,238,352

Allowance for doubtful accounts	(496,735)	(474,424)

	2,982,321	2,763,928

Below, the changes in the allowance for doubtful accounts:

Consolidated

At December 31, 2006	309,431
Provision set up	498,697
Provision written off	(311,393)

At September 30, 2007	496,735

In the third quarter of 2007, due to the Company’s implementation of a new credit and collection control management system, it was verified that certain amounts booked under accounts receivable from the sale of handsets in installments had not been charged in the monthly bills during the current and in the last three fiscal years. Although the Company has already taken measures to correct this procedure with its current clients, the Company wrote-off the accounts receivable from handsets sales in the amount of R$ 173,310, of which R$ 118,640 was recorded in counterparty losses and provision for allowance for doubtful accounts and R$ 54,670 was deducted from revenue.

6 Inventories

	Consolidated

	09/2007	06/2007

Cell phone sets	232,416	176,060
Accessories and prepaid card kits	4,185	3,826
TIM chips	24,372	15,856

	260,973	195,742

Provision for adjustment to realizable value	(16,006)	(15,400)

	244,967	180,342

7 Taxes and Contributions Recoverable

	Parent Company

	09/2007	06/2007

Income tax	6,278	6,220
IRRF recoverable	158	152
Other	2	2

	6,438	6,374

Short-term portion	(345)	(423)

Long-term portion	6,093	5,951

	Consolidated

	09/2007	06/2007

Income tax	80,512	59,564
Social contribution	23,075	15,345
ICMS	406,233	423,603
PIS / COFINS	103,879	88,273
IRRF recoverable	7,653	9,180
Other	11,652	15,016

	633,004	610,981

Short-term portion	(402,519)	(368,227)

Long-term portion	230,485	242,754

The parent company’s long-term portion basically refers to income tax and social contribution recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ property, plant and equipment.

On March 13, 2006, the action filed by the indirect subsidiary TIM Nordeste alleging unconstitutionality of Law 9718/98 for expanding tax basis of calculation and precluding collection of PIS and COFINS on other revenues than the Company´s sales revenues had a final judgment not subject to further appeal. In view of this (in the first semester 2006) the subsidiary´s Management recorded R$ 52,317 of PIS and COFINS credits, duly restated.

Because the action filed by TIM Celular, on the same grounds as that of TIM Nordeste, has not had a favorable outcome yet, no PIS and COFINS credits have been recorded. However, the Management expects a favorable outcome and the amounts involved are being calculated.

8 Deferred Income Tax and Social Contribution

The deferred income tax and social contribution can be summarized as follows:

	Consolidated

	09/2007	06/2007

Goodwill paid upon privatization	139,974	160,748
Provision for safeguarding integrity of shareholders´ equity	(97,933)	(106,094)

Merger-generated tax credit	42,041	54,654

Short-term portion	(42,041)	(50,450)

Long-term portion	-	4,204

Merger-generated tax credit

The deferred tax asset represented by the merger-generated tax credit refers to future tax benefit under the restructuring plan started in 2000. As a counter-entry to said tax is a special reserve composed of goodwill on shareholders´ equity. This tax is realized ratably to the estimated future income, over the duration of the authorization granted, which is due to end by 2008. The goodwill amortization is recorded as “Provision for income tax and social contribution”.

In the nine-month period ended September 30, 2007, R$ 37,838 were amortized in connection with the above mentioned goodwill (R$ 37,838 in the same period of 2006). Also, under the terms of the restructuring plan, the actual tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder (Note 23-b)

As projected by the Management, the deferred, long-term income tax and social contribution remaining from the merger-generated tax credit will be realized in 2008.

9 Prepaid Expenses

	Consolidated

	09/2007	06/2007

Fistel Annual Rate	86,918	173,836
Subsidized cell phone sales	159,158	137,328
Rentals	8,634	9,648
Advertising expenses – non-aired ads	14,284	27,162
Financial charges on loans	6,097	7,003
Other	4,755	1,994

	279,846	356,971

Short-term portion	(270,897)	(346,689)

Long-term portion	8,949	10,282

10 Related Party Transactions

Below, the composition of the related-party transactions, which are performed under regular market conditions, similarly to those with third parties:

Parent Company

	Assets		Liabilities

	09/2007	06/2007	09/2007	06/2007

TIM Celular	65	58	2,329	2,209

Consolidated

	Assets

	09/2007	06/2007

Entel Bolívia (1)	800	774
Telecom Personal Argentina (1)	597	2,825
Telecom Sparkle (1)	3,776	4,494
Telecom Italia S.p.A. (2)	3,797	2,364
Other	856	815

Total	9,826	11,272

	Liabilities

	09/2007	06/2007

Telecom Italia S.p.A. (2)	41,097	36,168
IT Telecom Italia (3)	264	263
Entel Bolívia (1)	212	134
Telecom Personal Argentina (1)	1,248	1,010
Telecom Sparkle (1)	7,632	5,813
Italtel (3)	8,534	3,713
Other	795	435

Total	59,782	47,536

	Revenue

	09/2007	09/2006

Telecom Italia S.p.A. (2)	9,418	4,724
Telecom Personal Argentina (1)	2,421	1,992
Telecom Sparkle (1)	5,843	2,544
Other	1,048	1,454

Total	18,730	10,714

	Cost/Expense

	09/2007	09/2006

Telecom Italia S.p.A. (2)	19,789	13,952
Telecom Sparkle (1)	15,365	13,691
Telecom Personal Argentina (1)	5,036	6,029
Italtel (3)	2,271	563
Other	1,372	1,126

Total	43,833	35,361

(1) These refer to roaming, value-added services – VAS and media assignment.

(2) These refer to international roaming, post-sales technical assistance and value-added services – VAS.

On May 3, 2007, the Administrative Council of TIM Participações approved a cooperation and support agreement with Telecom Italia S.p.A., valid for 12 months, in the amount of up to euro € 14,521 thousands (approximately R$ 38,000). This agreement is designed to add value to the Company by benefiting from Telecom Italia´s experience to: (i) improve the effectiveness and efficiency through internally developed solutions; and (ii) share systems, services, and processes, as well as the best practices in use in the Italian market, which can be easily customized for the Company.

(3) This refers to development and maintenance of software pieces used in telecommunications service billing.

In April de 2007, through a company named Telco S.p.A. (“Telco”), a group of Italian investors formed by Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Sintonia S.A., together with Telefônica S.A., an international, Spain-based telecommunications operator, entered into an agreement to acquire the whole capital of Olimpia S.p.A (who holds approximately 18% of the voting capital of Telecom Italia S.p.A., the Company´s indirect parent company. Through this acquisition Telco will come to hold some 23.6¨of the voting capital of Telecom Italia S.p.A. Currently, through their subsidiaries, Telefônica S.A. and Telecom Italia S.p.A., compete in certain areas of the respective domestic markets; for example, in Brazil.

On October 24, 2007, ANATEL approved this transaction, and imposed certain restrictions to guarantee total disconnection between VIVO (an indirect subsidiary of Telefônica S.A.) and TIM Brasil and its subsidiary, in compliance with pertinent Brazilian legislation, to avoid concentration in the telecommunications market.

As a consequence, each company shall remain as an independent legal entity, with its own directors and business plans, with no merger, licensing overlapping, intercompany technological impositions or marketing agreements being allowed.

Besides, under this agreement, Telefônica S.A. shall neither participate nor vote at the general shareholders´ meetings of Telco; and the directors of Telco, Olimpia and Telecom Italia S.p.A. to be appointed by Telefônica S.A. shall neither participate nor vote at the Administrative Council´s meetings for discussion of resolutions and proposals concerning policies, management and operations of companies directly or indirectly controlled by Telecom Italia S.p.A. who provide services in countries imposing legal or regulatory restrictions or limitations on the exercise of Telefônica S.A.´s voting rights.

The restrictions shall become part of a new Shareholders´ Agreement to be submitted to ANATEL´s approval in thirty (30) days. In the next few weeks ANATEL shall evaluate the Concentration Act, which is aimed at providing the CADE – Economic Defense´s Administrative Council with information on competitive aspects.

Additionally, in six (6) months the parties shall submit to ANATEL any intended changes in current proposal to guarantee complete disconnection between VIVO and TIM BRASIL and its subsidiaries. Once it is approved, this proposal shall be implemented in six months. Meanwhile, the parties shall comply with all proposed safeguarding measures and any other CADE requirements described in the latter´s analysis of the Concentration Act instructed by ANATEL.

Because the agreement approval was not until September 30, 2007, the Telefônica Group was not considered as a related party to the Company.

11 Investments

	Parent Company

	09/2007	06/2007

Investments
Subsidiaries	7,777,102	7,900,286
Goodwill	5,523	5,918

	7,782,625	7,906,204

	Consolidated

	09/2007	06/2007

Investments
Goodwill	5,523	5,918
Other	20	20

	5,543	5,938

(a) Participation in subsidiaries:

	TIM Celular

	09/2007	06/2007

- Parent company
Number of shares hold	31,506,833,561	31,506,833,561
Total participation in capital	100%	100%
Shareholders´ equity	7,777,102	7,900,286

Loss for the period	(103,218)	19,966

Equity pickup	(103,218)	19,966

Investment amount	7,710,682	7,833,866
Special goodwill reserve (*)	66,420	66,420

Investment amount	7,777,102	7,900,286

(*) The special goodwill reserve recorded at TIM Nordeste and TIM Celular represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste Celular Participações S.A., (merged into TIM Participações in August 2004) and Tele Celular Sul Participações S.A. (TIM Participações’s former name). This goodwill was recorded against the special goodwill reserve, under “Shareholders’ equity”, being realized ratably to the estimated future income and the concession period, which is expected to end by 2008.

(b) Changes in investment in subsidiary:

TIM Celular

Investment balance at December 31, 2006	8,331,082
Equity pickup	19,966
Capital decrease	(450,762)

Investment balance at June 30, 2007	7,900,286

Equity pickup	(123,184)

Investment balance at September 30, 2007	7,777,102

(i) Capital decrease to enhance the parent company´s liquidity

(c) Goodwill:

	Parent Company and Consolidated

	09/2007	06/2007

Goodwill upon acquisition of minority shareholding in the subsidiary
TIM Celular	16,918	16,918

Accumulated amortization	(11,395)	(11,000)

	5,523	5,918

12 Property, plant and equipment

		Consolidated

		09/2007			06/2007

	Annual average
	depreciation
	rate		Accumulated
	%	Cost	Depreciation	Net	Net

Switching/transmission equipment	14,29	6,791,552	(4,150,115)	2,641,437	2,743,182
Loan-for-use handsets	50	707,661	(483,718)	223,943	234,128
Infrastructure	33,33	1,538,134	(698,670)	839,464	860,061
Leasehold improvements	33,33	105,641	(65,202)	40,439	43,381
Software and hardware	20	1,012,427	(618,829)	393,598	428,230
Assets for general use	10	308,892	(102,985)	205,907	200,388
Software licensing	20	3,664,914	(1,828,689)	1,836,225	1,852,314
Assets and installations in service		14,129,221	(7,948,208)	6,181,013	6,361,684

Plots of land		24,499	-	24,499	24,478

Construction work in progress		378,971	-	378,971	358,795

		14,532,691	(7,948,208)	6,584,483	6,744,957

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

In the nine-month period ended September 30, 2007, R$ 8,727of property, plant and equipment was capitalized, (June 30, 2007 – R$5,616) relating to financial charges on loans taken to finance construction work, according to CVM Deliberation nº 193/96.

New technology implementation

The subsidiaries operate their service network using TDMA and GSM technology into their service network as a complement to current TDMA technology. On September 30, 2007, with the introduction of the GSM technology no provision for devaluation of fixed assets due to obsolescence was deemed necessary, as both technologies are to remain in operation at the companies until 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be fully depreciated by 2008.

13 Intangibles

The authorizations for SMP – Personal Mobile Service - exploitation and radiofrequency licensing amounts can be thus shown:

		Consolidated

	Average
	annual
	amortization
	rate %	09/2007	06/2007

SMP exploitation rights and radiofrequency
licensing	7-20	2,811,722	2,811,722
Capitalized charges	7-20	411,356	411,356

		3,223,078	3,223,078
Accumulated amortization		(1,486,627)	(1,424,567)

		1,736,451	1,798,511

SMP and radiofrequency authorizations

The subsidiaries’ SMP (Personal Mobile Service) authorizations are granted under the terms signed in the years from 2001 through 2004 with ANATEL. Previously, the subsidiaries TIM Celular and TIM Nordeste had been granted a fifteen-year concession for the SMC (Mobile Communication Service), which was changed into SMP authorization SMP in 2002. The remaining SMC authorization period corresponds to the remainder of the SMC concession initially connected with the 800 MHz radiofrequency licensing.

From 2001 through 2004, the subsidiaries were authorized by ANATEL to use radiofrequency blocs connected with the provision of SMP at 900 MHz and 1800 MHz.

Our radiofrequency authorizations for the 800 MHz, 900 MHz and 1800 MHz bands, referring to SMP service provision begin to expire in September 2007 and are renewable for only one 15-year period. For renovation purposes, at each two-year period payment of the equivalent to 2% (two percent) of the prior year´s revenue net of taxes is required, by way of investment under the Basic and Alternative Service Plans. The first payment is scheduled for April 30, 2009.

TIM Celular was granted authorization referring to the State of Paraná, except Londrina and Tamarana municipalities, with extension to September 3, 2002, in accordance with Act 57.5551 of April 13, 2006.

14 Deferred Charges

	Consolidated

	09/2007	06/2007

Pre-operating expenses:
Third-party services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges – net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351
Accumulated amortization	(222,513)	(211,929)

	200,838	211,422

15 Suppliers – Trade Payables

	Parent Company

	09/2007	06/2007

Local currency
Suppliers of materials and services	1,000	867

	1,000	867

	Consolidated

	09/2007	06/2007

Local currency
Suppliers of materials and services	1,542,271	1,397,051
Interconnection (a)	274,582	269,207
Roaming (b)	992	1,276
Co-billing (c)	174,673	156,637

	1,992,518	1,824,171

Foreign currency
Suppliers of materials and services	21,907	14,679
Roaming (b)	45,509	35,937

	67,416	50,616

	2,059,934	1,874,787

(a) This refers to use of the network of other fixed and mobile cell telephone operators, where calls are initiated at TIM network and end in the network of other operators;

(b) This refers to calls made when customers are outside their registration area, being therefore considered visitors in the other network (roaming); and

(c) This refers to calls made by customers when they choose another long-distance call operator.

16 Other Liabilities

	Parent Company	Consolidated

	09/2007	09/2007	06/2007

Prepaid services to be rendered	-	88,633	78,040
Share reverse split (a)	20,689	20,689	-
Other	-	11,119	8,147

	20,689	120,441	86,187

(a) On September 18, 2007, 285.736 shares (1.185.651 common shares under code TCSL3 and 1.100.085 preferred shares under code TCSL4) were sold at an auction held at the São Paulo Stock Exchange - BOVESPA. These are shares fractions resulting from the reverse split approved at the May 30, 2007 Extraordinary Shareholders´ Meeting. The proceeds of this sale – R$20.689 – are available to the respective shareholders at any ABN AMRO Real S.A. branch.

18 Loans and Financing

Consolidated

	Guarantees	09/2007	06/2007

Local currency

Banco do Nordeste - financing subject to pre-fixed interest of
11,5% p.a. and a 15% and 25% bonus on payment upon maturity, the subject matter of a hedging operation with rates varying from
69.8% to 76.90% of the CDI monthly variation.	Bank surety	176,164	182,900

BNDES (Banco Nacional do Desenvolvimento Econômico e
Social): this financing bears interest at 3.85% p.a plus variation of
the TJLP (long-term interest rate) as disclosed by the Brazilian	Direct portion: bank surety.
Brazilian Central Bank. or of the "UMBNDES" of the Basket of	Indirect portion: TIM Brasil
Currencies plus res. Rate 635/87 (average BNDES external	Serviços e Participações
funding rate). The Basket of Currencies financing was the subject	surety, with part of the
matter of a swap to some 128% of the CDI monthly variation.	service collection blocked up
The TJLP-based financing was the subject matter of a swap at	to the amount of the debit
85.85% of the CDI daily rate	balance.	30.274	59.622

BNDES (Banco Nacional de Desenvolvimento Econômico e
social): this financing bears interest at an average rate of 4.20%	TIM Brasil Serviços e
p.a., plus variation of the TJLP (long-term interest rate) as	Participações guarantee with
disclosed by the Brazilian Central Bank. 44% of the TJLP-based	part of the collection service
financing was the subject matter of a swap at 91.43% of the CDI	blocked up to the amount of
daily rate	the debit balance.	1.115.117	1,140,232

BNDES (Banco Nacional de Desenvolvimento Econômico e
social): this financing bears interest at an average rate of 3.0%
p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. The TJLP-based
financing was the subject matter of a swap at 81.80% of the CDI
daily rate	Bank surety.	51,249	51,206

Syndicated Loan (a) – the debit balance is restated based on the
CDI rate variation plus a 0.905% p.a. margin , which is
established in accordance with the Net Consolidated
Debt/Consolidated EBITDA ratio, calculated based on the	TIM Brasil Serviços e
financial statements of the Company, on a half-yearly basis	Participações guarantee	606.610	626.654

Compror 2770: Bank financing for payment of goods and
services suppliers, linked to foreign currency variations. 28% of the agreements denominated in US dollars (average coupon of
7,16% p.a.) and 72% of the agreements denominated in Yen
(average coupon of 1,23% p.a.) These agreements are under
hedge protection, which result in cost of some 104,1% of the CDI
daily rate.	N.A.	192.082	127.323-

Compror 2770: Bank financing for payment of goods and
services suppliers, linked to foreign currency variations. 71% of the agreements denominated in US dollars (average coupon of
7,68% p.a.) and 29% of the agreements denominated in Yen
(average coupon of 0,50% p.a.) These agreements are under
hedge protection, which result in cost of some 104,3% of the CDI
daily rate.	N.A.	-	21.806-

	Consolidated

	Guarantees	09/2007	06/2007

Local currency
Rotation Compror: Bank financing for payment of goods and
services suppliers at the cost of 103% of the CDI daily rate.	N.A.	1.335	80.011

Swap contracts relating to the above loans and financing		8.999	10.630

		2.181.830	2.300,384

Short-term portion		(780.846)	(540.165)

Long-term portion		1.400.984	1.760.219

The syndicated loan taken by TIM Celular contains restrictive clauses concerning certain financial indices calculated on a half-yearly basis. The following financial institutions are party to this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A., Unibanco – União de Bancos Brasileiros S.A.

The BNDES loan taken by TIM Celular for expanding its mobile telephony network contains restrictive clauses concerning certain financial indices calculated on a half-yearly basis, which has been complied with by this subsidiary.

The subsidiaries have contracted swap operations as a safeguard against the risk of devaluation of the Brazilian Real and variations of the fair value of loans bearing prefixed interest rates and TJLP. These operations are valid for the same period as the related financing.

The long-term portion of loans and financing as of September 30, 2007 mature as follows:

Consolidated

2008	58,575
2009	534,302
2010	234,307
2011	232,220
2012 onwards	341,580

1,400,984

18 Labor obligations

	Parent Company

	09/2007	06/2007

Payroll taxes	60	74
Labor provisions	164	479
Employees´ contributions withheld	5	33

	229	586

	Consolidated

	09/2007	06/2007

Salaries and fees	17	90
Payroll taxes	30,186	27,402
Labor provisions	94,466	82,143
Employees´ withholding	4,412	4,423

	129,081	114,058

19 Taxes, Charges and Contributions

	Parent Company

	09/2007	06/2007

ISS	5	5
PIS/COFINS	329	-
Other	5	21

	339	26

	Consolidated

	09/2007	06/2007

IRPJ and CSL	51,200	67,413
ICMS	295,585	268,107
COFINS	38,965	36,442
PIS	8,443	7,896
FISTEL	18,218	12,634
FUST/FUNTTEL	8,239	7,903
IRRF	2,238	2,410
ISS	17,287	18,313
Other	8,566	9,236

	448,741	430,354

20 Authorizations payable

	Consolidated

	09/2007	06/2007

SMP exploitation rights
Authorizations acquired	164,560	164,560
Payments	(157,219)	(157,219)
Monetary restatement	38,567	38,102

	45,908	45,443

Short-term portion	(45,908)	(38,806)

Long-term portion	-	6,637

The monetary restatement of payables is calculated based on the IGP-DI variation plus interest at 1% p.m.

The indirect subsidiary TIM Nordeste reclassified, in September, 30, 2007, to current liabilities the portions of authorizations payable maturing between 2008 and 2012, because it intends to settle them in advance on October, 2007.

21 Provision for Contingencies

The Company and its subsidiaries are party to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when there is the probability of loss, in the Management´s and the legal advisors´ opinion.

The provision for contingent liabilities and the respective escrow deposits is thus composed:

	Parent company

	contingent liabilities		escrow deposits

	09/2007	06/2007	09/2007	06/2007

Civil	358	981	-	190
Labor	2,458	2,142	3,106	2,921
Tax	-	-	409	401

	2,816	3,123	3,515	3,512

	Consolidated

	contingent liabilities		escrow deposits

	09/2007	06/2007	09/2007	06/2007

Civil	68,645	70,806	20,695	18,423
Labor	47,913	39,685	29,111	23,190
Tax	78,034	55,613	48,443	46,194
Regulatory	8,962	10,146	-	-

	203,754	176,250	98,249	87,807

The changes in the provision for contingencies can be summarized as follows:

	Parent Company	Consolidated

At December 31, 2006	3,168	128,133

Additions in the period	180	24,150
Additions in the period, against the provision for income tax and
social contribution (Note 32)	-	11,610
Reversals and payments in the period	(903)	(2,211)
Monetary restatement in the period	371	42,072

Balance at September 30, 2007	2,816	203,754

The changes in escrow deposits can be summarized as follows:

	Parent Company	Consolidated

At December 31, 2006	1,182	57,420
Additions less write offs in the period	2,137	26,200
Monetary restatement in the period	196	14,629

At September 30, 2007	3,515	98,249

Civil contingencies

Several legal and administrative processes have been filed against the Company by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. It is the Company´s policy to analyze each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to facts of events such as case law changes.

Consumer lawsuits

Approximately 34,500 lawsuits (June 30, 2007 – 33,600) have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment and non-compliance with delivery deadlines stand out. Provisions have been set up for processes involving probable losses.

Collective actions

There are two collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Celular claiming for the installation of a service unit for personal assistance in Rio Branco, AC.; and (ii) a suit against TIM Nordeste in the state of Bahia, claiming for annulment of charges on long-distance calls originated and received by Petrolina/PE and Juazeiro/BA, allegedly because of the borderline areas between these two municipalities. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying potential losses at the current stage of the processes.

Labor contingencies

These refer to claims filed by both former employees in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions, and former service providers´ employees, who based on pertinent legislation claim for the Company´s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 2,189 labor suits filed against the Company and its subsidiaries (June 30, 2007 – 1,985), over 65% involve claims against service providers, concentrated on certain companies from São Paulo, Rio de Janeiro and Recife.

Still on third parties´ claims, they partly relate to specific projects of service agreement review, often ended in rescission in 2006, winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out. All processes involving the risk of loss have been provided for by the Company.

The assessment of possible success of, and amounts involved in, the contingency is periodically reviewed, based on sentences issued during the processes, regulatory changes or modification of case law and higher courts´ abridgements of law.

A labor action filed by a TIM Celular former employee claiming for recognition of TIM Celular obligation in connection with a pre-privatization obligation assumed by TELEPAR (currently TIM Celular) which was the object of a transaction. The amount at risk is estimated at R$ 2,300.

A further reason for increasing the amount of provisions for labor contingencies was the decision made by the 2nd Region Labor Court, condemning TIM to indemnify a former provider of network implementation services. The amount involved in the process, currently at the execution stage, is R$ 2,500.

Occupational Accidents

With the enactment of the Constitutional Amendment no. 45/2004, litigations involving occupational accidents that resulted in claims for damages, previously judged by the State Court began to be judged by the Labor Courts. Given the issues under litigation and the fact that indemnification is determined by arbitration, thus involving high subjectivity, the decision to set up provisions for these suits was made based on the total estimated losses amounting to some R$ 1,800.

DRT (Regional Labor Offices)

The indirect subsidiary TIM Nordeste was assessed for R$ 778 by the Regional Labor Office from the state of Minas Gerais, on charges of allegedly irregular engagement of third parties. The risk of loss was deemed probable by the Company´s advisors, and an adequate provision was recorded.

Tax contingencies

IR and CSLL

In 2005, the indirect subsidiary TIM Nordeste was assessed by the Internal Revenue Secretariat of the State of Minas Gerais for R$ 126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest (IRRF) – a voluntary denunciation without payment of arrears charges. These assessments are now being discussed the taxing authorities. Based on its internal and external advisors´ opinion, the Management estimates probable losses on these processes at R$ 32,750, the amount of the provision for contingency recorded against income tax and social contribution expenses.

In September 2003 the indirect subsidiary TIM Nordeste was assessed by the Internal Revenue Secretariat of the State of Ceará for R$ 12,721 referring to: (i) disallowance of R$ 8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) R$ 3,208 of differences in CSLL payments for the years from 1998 through 2001; (iii) differences of R$ 334 and R$ 777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The Company unsuccessfully filed an impugnation and a voluntary appeal against this assessment, at the administrative level. As a consequence, based on its internal and external lawyers´ opinion the losses thereon are probable, the Management set up two provisions: one in the amount of R$ 11,160 for IRPJ and CSLL, under the heading “Provision for Income Tax and Social contribution, and one in the amount of R$ 1,111, for PIS and COFINS, under the heading “Other Operating Expenses”.

ICMS

In 2003 and 2004 the subsidiary TIM Celular was assessed by the Internal Revenue Secretariat of the State of Santa Catarina for R$ 85,114, mainly relating to dispute on the levying of ICMS on certain services provided. The company is currently discussing these assessments with the tax authorities. According to its internal and external lawyers, the probable losses thereon, duly provided for, amount to R$ 2,650.

In October 2006, by adhering to the Santa Catarina State Economic Recovery Program – Revigorar II, intended to grant amnesty to state tax debtors, the subsidiary TIM Celular agreed to settle its debt referring to ICMS rate difference on acquisition of phone sets in other states. Because this process has been cancelled, an R$ 11,779 escrow deposit was reversed and used for settlement of tax debt as a counterentry to the respective provision for contingency.

Regulatory Contingencies

Due to an alleged default on some SMP’s provisions and quality targets defined under the PGMQ-SMP – General SMP Quality Goals Plan – ANATEL started some procedures for determining Default on Obligations – PADO, involving the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or event definitively file the PADO, with no sanctions. The related provision was set up based on the amount of fines charged, the risk of loss involved being deemed probable (Note 36).

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the management and the Company’s lawyers. No provision has been set up for these contingencies.

	Consolidated

	09/2007	06/2007

Civil	80,775	71,813
Labor	68,735	61,654
Tax	690,195	587,513
Regulatory	21,261	21,261

	860,606	742,241

The main actions involving risk of loss are described below:

Civil

Collective actions

There are two collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Nordeste in the state of Pernambuco, questioning the Company´s policy of defective phone replacement, allegedly in disagreement with the manufacturer´s warranty terms; (ii) a suit against TIM Nordeste in the state of Ceará, claiming for the Company´s obligation to replace cell phone sets which have been the subject of fraud in that state.

Other Actions and Proceedings

The indirect subsidiary TIM Nordeste has been sued by the Federal Audit Court at administrative level, for allegedly defaulting on payment of R$ 25,000 representing interest and monetary restatement on the second installment due on acquisition the Area 9 (Bahia and Sergipe) license. This process has been definitively closed after a final judgment favorable to the TIM Nordeste.

The indirect subsidiary TIM Nordeste is also defendant in an action filed by the legal services providers, the law firm Mattos & Callumby Lisboa Advogados, in Rio de Janeiro´s 29th Civil Court. They claim for success fees allegedly due under a service agreement for filing court injunctions against interest and monetary restatement on purchase prices of TIM Nordeste´s “Band B”. As the risk of an unfavorable outcome for the TIM Nordeste is deemed possible by both internal and external advisors, no provision has been set up.

Labor

Labor claims

A substantial portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out.

Among the labor suits involving the possibility of loss, the civil public action filed by the State of Minas Gerais´s Public Labor 3rd Region, on the charge of irregular outsourcing practices and collective damages is worth mentioning

Also worth noting are the processes filed in the state of Paraná, involving claims for indemnity in connection with labor registration cards. According to an internal rule, TELEPAR undertook to supplement retirement benefits of employees hired until 1982, having proposed to comply with this obligation through payment of a certain amount in cash, before the privatization process. Some of its former employees, however, have questioned this transaction, and were granted their claims, in certain cases.

Taxes

IR and CSLL

On October 30, 2006, the indirect subsidiary TIM Nordeste was assessed by the State of Minas Gerais´s Internal Revenue Secretariat for R$ 331,171 under a single administrative process referring to IRPJ, CSL and a separate fine, for different reasons. Most of the assessment refers to amortization of goodwill determined at a Telebrás System privatization auction and the related tax deductions. Under Law 9.532/97, art. 7, the proceeds of goodwill amortization can be included in the taxable income of a company resulting from merger or split, whereby one company holds investment in the other, and pays for it using the goodwill determined based on the investee´s expected profitability. Also, this is a usual operation performed in accordance with CVM Instruction 319/99. After timely challenging these assessment notices the Subsidiary now awaits the taxing authorities´ decision on the matter. In March 2007, by means of a Fiscal Information Report, the Recife/PE´s Internal Revenue Secretariat informed TIM Nordeste that the amounts of IRPJ, CSL and a separate fine totaling R$ 73,027 (principal and separate fine) had been excluded from the assessment notice. As a consequence, this assessment was partially reduced, the discussion on the remainder being transferred to 160 compensation processes, currently totaling R$ 83,937. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for the above mentioned processes.

PIS and COFINS

In 2004, the indirect subsidiary TIM Nordeste was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$ 30,913. Because this is a controversial matter involving interpretation of applicable legislation, a provision was set up, in 2004, for the same amount. On March 13, 2006, a decision not subject to further appeal was issued on the action filed by the company against Law 9718 of November 27, 1998. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue. In view of the final decision, the Management requested extinction of the tax assessment against the subsidiary, concerning PIS and COFINS on exchange variation, and reversed in 2006, the provision set up in 2004 (Note 28). In April 2007 the amount of PIS on exchange variation claimed was reduced by R$ 5,372, the remainder – R$ 25,541 – being now under discussion.

FUST – Telecommunications Service Universalization Fund

On December 15, 2005, ANATEL issued its Summary no. 07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9998. The Company still believes that based on applicable legislation (including the sole paragraph of article 6 of Law 9998/00), the above revenues are not subject to FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. In October and November 2006, ANATEL assessed the Company´s subsidiaries for R$ 82,096 referring to FUST on interconnection revenues for 2001, and arrears fine, all because of Summary 07/05. In September and October 2007, ANATEL issued new assessment notices against the Company´s subsidiaries, in the amount of R$ 18,538 referring to FUST charges on interconnection revenues allegedly due in 2002. Currently ANATEL’s intended collection of FUST on interconnection revenues earned by the Company is suspended, because of the temporary order favorable to the Company.

ICMS

In 2006 the indirect subsidiary TIM Nordeste was assessed by the State of Piauí´s taxing authorities for R$ 7,308, in connection with the payment of a difference between intrastate and interstate ICMS rate on fixed assets items intended for use and consumption, and the determination of ICMS basis of calculation for acquisition of goods intended for sale. These assessments have been challenged by the Company at administrative level.

22 Assets retirement obligations

The changes during the nine-month period ended September 30, 2007 can be thus shown:

	Consolidated

	09/2007	06/2007

Opening balance	172,920	166,688

Additions in the period	3,489	2,713
Monetary restatement in the period	3,520	3,519

Closing balance	179,929	172,920

Pursuant to Circular Communication CVM/SNC/SEP 01/2007, the assets retirement obligations were recorded at present value, and accordingly, R$ 15,260 of financial expenses was reflected in the statement of income for the nine-month period ended September 30, 2007 (same period of 2006- R$ 17,626).

23 Shareholders’ Equity

a. Capital

As authorized by the Administrative Council, regardless of the statutory reform, the Company´s capital is represented by up to 2,500,000,000,000 (two trillion and five hundred billion) shares.

Capital subscribed and paid-in comprises shares without par value, thus distributed:

	09/2007	06/2007

Number of common shares	793,544,277	793,5444,277
Number of preferred shares	1,536,170,583	1,536,170,583

	2,329,714,860	2,329,714,860

b. Capital reserves

Special goodwill reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with no need for issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with CVM Instruction 319/99.

c. Revenue reserves

Legal reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Reserve for expansion

This reserve set up in accordance with paragraph 2, article 40 of the by-laws and article 194 of Law 6.404/76 is intended to finance investment projects and plant expansion.

d. Dividends

Dividends are calculated in accordance with the Bylaws and Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting and take priority on (i) the payment of capital at no premium, and (ii) payment of a minimum non-cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to Law 10.303/01, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

24 Net operating revenue

	Consolidated

		09/2006
	09/2007	Adjusted

Telecommunications service
Subscription	337,566	431,114
Use	5,272,099	3,880,741
Network use	3,315,172	2,324,716
Long-distance	1,367,788	939,876
VAS – Additional services	841,690	635,349
Other	64,724	65,997

	11,199,039	8,277,793

Goods sold

Gross operating revenue	1,348,170	1,505,810

	12,547,209	9,783,603
Deductions from gross revenue
Taxes	(2,671,288)	(2,098,440)
Discounts granted	(685,530)	(489,830)
Returns and other	(124,263)	(134,844)

	(3,481,081)	(2,723,114)

	9,066,128	7,060,489

25 Cost of services rendered and goods sold

	Consolidated

		09/2006
	09/2007	Adjusted

Personnel	(73,231)	(82,532)
Third-party services	(163,563)	(218,773)
Interconnection	(2,536,688)	(1,379,058)
Depreciation and amortization	(978,612)	(987,702)
Telecommunications inspection fund (FISTEL)	(5,126)	(7,622)
Other	(99,643)	(109,339)

Cost of services rendereds	(3,856,863)	(2,785,026)

Cost of goods solds	(1,060,701)	(986,137)

Total cost of services rendered and goods solds	(4,917,564)	(3,771,163)

26 Selling expenses

	Consolidated

		09/2006
	09/2007	Adjusted

Personnel	(245,966)	(223,340)
Third-party services	(1,186,914)	(974,829)
Advertising and publicity	(256,266)	(263,584)
Discharge and Allowance for doubtful accounts	(616,744)	(328,696)
Telecommunications inspection fund	(361,052)	(310,796)
Depreciation and amortization	(250,887)	(234,370)
Other	(60,889)	(76,666)

	(2,978,718)	(2,412,281)

27 General and administrative expenses

	Parent Company

		09/2006
	09/2007	Adjusted

Personnel	(1,344)	(4,003)
Third-party services	(5,778)	(9,043)
Other	(525)	(339)

	(7,647)	(13,385)

	Consolidated

		09/2006
	09/2007	Adjusted

Personnel	(139,034)	(139,907)
Third-party services	(274,185)	(274,005)
Depreciation and amortization	(304,543)	(249,517)
Other	(49,200)	(58,730)

	(766,962)	(722,159)

28 Other operating revenues (expenses) - Net

	Parent Company

	09/2007	09/2006
		Adjusted

Revenues
Reversal of provision for contingencies	903	487
Other receivables	3,554	2,757

	5	488

	4,462	3,732
Expenses
Taxes, rates and contributions	(330)	(301)
Amortization of goodwill	(1,186)	(1,186)
Provision for contingencies	(180)	(233)
Other operating expenses	(199)	(1)

	(1,895)	(1,721)

Other operating revenues (expenses) – Net	2,567	2,011

	Consolidated

		09/2006
	09/2007	Adjusted

Revenues
Fines on telecommunications services	54,747	37,002
Reversal of provision for contingencies (a)	2,211	35,079
Prescribed dividends	5,145	4,522
Other operating revenues	6,665	21,655

	68,768	98,258

Expenses
Amortization of deferred charges	(96)	(1,881)
Concession amortization	(186,178)	(186,178)
Taxes, rates and contributions	(4,121)	(27,852)
Amortization of goodwill	(1,186)	(1,186)
Provision for contingencies	(24,150)	(15,756)
Losses on legal actions	(22,370)	(16,396)
Other operating expenses	(10)	-

	(238,111)	(249,249)

Other operating revenues (expenses), net	(169,343)	(150,991)

(a) In 2006, this refers mainly to the reversal of provision for PIS and COFINS at the indirect subsidiary TIM Nordeste (Note 21).

29 Financial revenues

	Parent Company

	09/2007	09/2006
		Adjusted

Interest on short-term investments in the money market	1,374	1,245
Monetary restatement	660	315
Other revenues	-	56

	2,034	1,616

	Consolidated

		09/2006
	09/2007	Adjusted

Interest on short-term investments in the money market	16,360	94,053
Monetary restatement	25,272	33,235
Interest on trade receivables	12,907	10,395
Exchange variation	67,734	231,001
Other revenues	8,268	13,272

	130,541	381,956

30 Financial Expenses

	Parent Company

	09/2007	09/2006
		Adjusted

CPMF	(640)	(595)
Monetary restatement	(371)	-
Other expenses	(12)	(24)

	(1,023)	(619)

	Consolidated

	09/2007	09/2006
		Adjusted

Interest on loans and financing	(159,369)	(181,227)
Interest on suppliers – trade payables	(4,294)	(29,294)
Taxes on financial operations	-	(15,355)
Monetary restatement	(61,397)	(44,495)
Interest on taxes and rates	(4,409)	(7,937)
CPMF	(40,527)	(36,897)
Discounts granted	(4,942)	(5,197)
Charges on debt refinancing	-	(20,427)
Exchange variation	(69,566)	(274,237)
Other expenses	(11,647)	(15,456)

	(356,151)	(630,522)

31 Non-operating income (revenue)

	Consolidated

	09/2007	09/2006
		Adjusted

Revenues
Disposal of property, plant and equipment	9,774	7,975
Other non-operating revenues	280	-

	10,054	47,975
Expenses
Cost of property, plant and equipment disposed of	(24,695)	(3,768)

	(24,695)	(6,768)

Non-operating income	(14,641)	1,207

32 Income tax and social contribution expenses and tax losses

	Parent	Consolidated
	Company

	09/2006		09/2006
	Adjusted	09/2007	Adjusted

Income tax for the period	-	(37,413)	(48,113)
Social contribution for the period	-	(13,684)	(17,648)

	-	(51,097)	(65,761)

Deferred income tax	(2,536)	-	(63,887)
Deferred social contribution	(913)	-	(23,020)

	(3,449)	-	(86,907)

Amortization of goodwill paid upon privatization	-	(37,838)	(37,838)

Provision for income tax and social contribution
contingencies	-	(11,160)	-

Fiscal incentive – ADENE	-	(32)	13,401

	(3,449)	(100,577)	(177,105)

Below, the reconciliation of income tax and social contribution calculated at tax rates combined with amounts reflected in the income:

	Parent Company

		09/2006
	09/2007	Adjusted

Pretax loss	(107,287)	(417,120)

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	36,478	141,821

(Additions)/Exclusions:
Equity pickup	(35,094)	(138,293)
Provision for devaluation of tax credits	-	(6,502)
Tax losses and temporary differences not recognized	(1,384)	(475)

	(36,478)	(145,270)

Income tax and social contribution for the period	-	(3,449)

	Consolidated

		09/2006
	09/2007	Adjusted

Pretax loss	(6,710)	(243,464)

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	2,281	82,778

(Additions)/Exclusions:
Provision for income tax and social contribution contingencies	(11,610)	-
Provision for devaluation of tax credits	-	(75,134)
Tax losses and temporary differences not recognized	(85,077)	(201,575)
Other	(6,171)	16,826

	(102,858)	(259,883)

Income tax and social contribution debited to the income for the period	(100,577)	(177,105)

Accumulated tax losses

The tax credits arising from accumulated tax losses and negative social contribution basis, which are not recognized until there are consistent prospects of realization, can be summarized as follows:

	09/2007	06/2007

TIM Celular	3,618,456	3,609,822
TIM Nordeste	2,428,230	2,385,691
TIM Participações	18,172	19,338

	6,064,858	6,014,851

33 Financial instruments and risk management

The following are the main risks to which the Company and its subsidiaries are exposed:

(i) Exchange rate risks

The exchange rate risk relates to the possibility of the subsidiaries to compute losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company enters into swap contracts with financial institutions.

On September 30, 2007, the subsidiaries’ loans and financing indexed to the “UMBNDES” exchange variance of a basket of currencies are covered by hedge contracts. Income or loss resulting from these swap contracts is charged to the income.

There are no significant financial assets indexed to foreign currencies.

(ii) Interest rate risks

The interest rate risks refer to:

- possibility of changes in the fair value of financing indexed to prefixed interest rates, in the event the latter do not reflect the actual market conditions. In order to reduce this type of risk the subsidiaries sign swap contracts with financial institutions, the income or loss on which is recorded to the income;

- possibility of changes in the fair value of financing indexed to the TJLP, in the event the latter do not ratably vary with the CDI rates. The income or loss on these swap contracts are recorded as income;

- possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to the fact that the interest rate of part of their hedge debt and obligations is floating. On September 30, 2007, the subsidiaries’ financial resources are mostly invested in CDI, thus partially reducing this risk.

(iii) Credit risk inherent in services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills.

(iv) Credit risk inherent in sale of telephone sets and prepaid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted during the normal course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners. There is no single client who accounts for more than 10% of net receivables from sales of goods as of September 30, 2007 and 2006, or sales revenues earned during the quarters then ended.

(v) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts, in the event of either party´s insolvency. The subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions and adopting a policy that establishes maximum level of risk concentration on each financial institution.

There is no other concentration of available resources in connection with work, service, concessions or rights than that mentioned above, which could severely impact the subsidiaries´ operations, if eliminated suddenly.

Market value of financial instruments

The estimated market value of financial instruments, especially cash and cash equivalents, accounts receivable and short-term financial instruments approximates their book value, given their short duration. Below, the financial instruments with market value different from their book value:

	Consolidated

	09/2007		06/2007

		Market
	Book value	value	Book value	Market value

Loans and financing	2,172,831	2,174,397	2,289,754	2,292,267
Swap contracts	8,999	(5,796)	10,630	(12,781)

	2,181,830	2,168,601	2,300,384	2,279,486

The market value of loans and financing and swap contracts was determined based on future discounted cash flow and at interest rates applicable to similar instruments which involve the same risks and conditions or are based on their market quotations.

The market values were estimated at a specific time, using available information and the Company’s own evaluation methods. Any change in the underlying assumptions may significantly affect the estimates.

34 Pension Plan and other post-employment benefits

Supplementary Pension Plan

On August 7, 2006, TIM Participações approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company and its subsidiaries TIM Celular and TIM Nordeste All employees not benefiting from pension plans sponsored by the Company and its subsidiaries are eligible for these supplementary plans.

Atypical contractual relationship

The Company is the succeeding sponsoring arising from the partial spin-off of Telecomunicações do Paraná S.A – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982 to whom a supplementary pension is granted, providing that they retire after a minimum service length of 30 years for men and 25 years for women.

As a result of Telebrás split in June 1998, the Company opted for extinguishment of this supplementary pension plan, and accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer of the obligations assumed under this plan to the PBS-A-SISTEL plan. Most of the participants opted for payment in cash. The remainder, duly provided for, will be used to cover benefits due to employees who have not made their option (4 employees as of September 30, and June 30, 2007).

TIMPREV and SISTEL

TIM Participações and its subsidiaries TIM Nordeste and TIM Celular have sponsored a private defined benefits pension plan for a group of TELEBRÁS system´s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

As in 1999 and 2000, the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans per sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, like other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor´s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV´s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them.

  Normal retirement pension
  Early retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

However, as not all of the Company´s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC: health care plan granted to pensioners of the predecessors of the subsidiary companies;

PBT: plan for defined benefits for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Deliberation No. 371, the actuarial position of these plans represents a surplus not recorded by the Company in view of the impossibility to recover such amounts and also considering that the amount of contributions will not be reduced for the future sponsor.

On January 31, 2006, TIM Participações´s administrative council approved the proposed migration of SISTEL’s Pension Funds sponsored by TIM Celular and TIM Nordeste to a multi-sponsored HSBC-linked pension fund. Throughout 2006, the entities involved conducted studies focused on migration, having finally registered the respective Terms of Transfer with the Ministry of Social Security´s Supplementary Pension Secretariat in December 2006.

In the nine-month period ended September 30, 2007, the contributions to the pension funds and other post-employment benefits totaled R$173 (R$190 in the same period of 2006).

35 Insurance (unaudited)

It is the Company´s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of September 30, 2007 they have insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover any losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating Risks	R$ 9,911,547
General Third Party Liability – RCG	R$ 13,502
Cars (Executive and Operational Fleets)	100% Fipe Table,
R$ 1,000 for RC (DM and DC)

36 Commitments

ANATEL

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by such authorization. Should said terms fail to be met, the subsidiaries are subject to penalties.

Anatel has brought administrative proceedings against the subsidiaries for (i) noncompliance with certain quality service indicators in 2004, 2005 and 2006 as established by the licenses for Personal Mobile Service (SMP); and (ii) noncompliance with other obligations assumed under the Terms of Authorization.

In their defense, the subsidiaries have claimed that there are several reasons for noncompliance with quality indicators, some of which out of their control and unrelated to their activities and actions. The provision for regulatory contingencies reflected in the balance sheet corresponds to losses expected by the Management (Note 21).

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below, a list of minimum rental payments to be made under such agreements:

2008	201,425
2009	206,225
2010	214,386
2011	222,873
2012	231,699

1,076,608

38. Supplementary information

a. Cash Flow Statements

	Parent Company		Consolidated

	09/2007	09/2006	09/2007	09/2006
		Adjusted		Adjusted

Operating Activities
Net Income (Loss) for the period	(107,287)	(420,569)	(107,287)	(420,569)
Adjustments for reconcil. of income to cash and cash equivalents:
Depreciation and amortization	1,186	1,186	1,721,502	1,660,834
Equity pickup	103,218	406,743	-	-
Residual value of permanent assets written off	-	-	24,695	6,972
Income tax and social contribution	-	3,449	37,838	124,745
Interest and monetary and exchange variation on loans	-	-	169,282	253,746
Monetary restatof obligations from discontinuance of assets
	-	-	15,260	26,546
Monetary restatement of escrow deposits	(196)	-	(14,629)	-
Monetary restatement of contingencies	371	-	42,072	-
Interest on short-term investments in the money market	(1,374)	(1,245)	(16,360)	(94,053)
Dividends prescribed	(3,554)	(2,757)	(5,145)	(4,522)
Allowance for doubtful accounts	-	-	616,744	328,696

Decrease (increase) in operating assets
Trade receivables	-	-	(1,093,232)	(597,546)
Taxes and contributions recoverable	(435)	16,915	(54,781)	(21,664)
Inventories	-	-	(80,858)	28,258
Related-party transactions	(7)	-	6,476	(438)
Prepaid expenses	-	-	(45,581)	(198,567)
Interest received on own capital	-	146,776	-	-
Other current assets	(64)	184	(7,964)	(5,784)
Other long-term assets	(2,139)	(565)	(26,265)	(16,342)

Increase (decrease) in operating liabilities
Labor obligations	(525)	(376)	36,588	40,480
Suppliers – Trade payables	(961)	(2,823)	(58,454)	(399,936)
Taxes, rates and contributions	274	(20,563)	78,477	(32,171)
Provision for contingencies	(723)	(254)	33,549	(19,323)
Related-party transactions	2,329	-	(24,282)	(28,000)
Other short-term liabilities	20,689	(195)	26,996	5,000

Net cash and cash equiv. generated (used) by operating activities	10,802	125,906	1,274,641	636,362

Investment activities:
Capital decrease	450,763	-	-	-
Short-term investments in the money market	(21,665)	(11,339)	652,921	609,557
Additions to property, plant and equipment	-	-	(1,434,954)	(2,039,447)

Net cash and cash equiv. generated (used) by investment activities	429,098	(11,339)	(782,033)	(1,429,890)

Financing activities
New loans	-	-	846,187	1,078,445
Loan amortization	-	-	(1,061,716)	(332,409)
Dividends and interest paid on own capital	(439,926)	(114,554)	(440,061)	(114,749)

Net cash and cash equiv. generated (used) by financing activities	(439,926)	(114,554)	(655,590)	631,287

Increase (decrease) in cash and cash equivalents	(26)	13	(162,982)	(162,241)

Cash and cash equivalents at the beginning of period	87	55	440,866	519,300
Cash and cash equivalents at the end of period	61	68	277,884	357,059

	Parent Company		Consolidated

		09/2006		09/2006
	09/2007	Adjusted	09/2007	Adjusted

Supplementary cash flow information:

Income tax and social contribution paid	-	-	50,109	25,966
Interest paid	-	-	200,762	206,439
Interest capitalized	-	-	8,727	12,573
Accounts payable referring to addition to property, plant and
equipment expenses	-	-	404,267	440,381

b. Value-Added Statements

	Parent Company		Consolidated

		09/2006		09/2006
	09/2007	Adjusted	09/2007	Adjusted

Revenues
Gross operating revenue	-	-	12,547,209	9,783,603
Allowance for doubtful accounts	-	-	(616,744)	(328,696)
Discounts granted, returns and other	-	-	(809,793)	(624,674)
Non-operating revenues (expenses) – Net	-	-	(14,641)	1,207

	-	-	11,106,031	8,831,440

Input bought from third parties
Costs of services rendered and goods sold	-	-	(3,767,792)	(2,590,508)
Materials, energy, third-party services and other	(1,722)	(5,615)	(1,754,223)	(1,547,183)

	(1,722)	(5,615)	(5,522,015)	(4,137,691)

Withholding
Depreciation and amortization	(1,186)	(1,186)	(1,721,502)	(1,660,834)

Net added value produced	(2,908)	(6,801)	3,862,514	3,032,915

Added value received through transfer
Equity pickup	(103,218)	(406,743)	-	-
Financial revenues	2,034	1,616	130,541	381,956

	(101,184)	(405,127)	130,541	381,956

Total undistributed value-added	(104,092)	(411,928)	3,993,055	3,414,871

Value-added distribution
Personnel and related charges	1,115	3,437	389,180	380,834
Taxes, rates and contributions	1,619	5,060	3,254,094	2,719,364
Interest and rentals	461	144	457,068	735,242
Accumulated losses	(107,287)	(420,569)	(107,287)	(420,569)

	(104,092)	(411,928)	3,993,055	3,414,871

38. Subsequent events

The subsidiary TIM Celular is authorized to render Personal Mobile Services (SMP) in the state of Paraná (except in Londrina and Tamarana municipalities) for an indefinite period, and consequently use the SMP-related radiofrequencies. In 2006, under the Term of Authorization -002/2006/PVCP/SPV-ANATEL, the authorization for radio frequency use was extended for 15 years as from the original effective date, with what it will be valid until September 3, 2022. Due to the extension of authorization for radiofrequency use in connection with the render SMP, the object of said Term of Authorization no. 002/2006/PV/PVCP/SPV - ANATEL, a result of Act no. 57.551 of April 13, 2006, the Company received as of October 11, 2007 to pay a new Installation Inspection fee (TFI) for all its mobile stations operating in the Company´s service area. The Company does not agree with this new fee, because it has already paid R$ 80,066 for all its stations´ licenses.

To justify the new rate levying, ANATEL relies on art. 9, III of Resolution 255, which provides for new licensing of stations at the validity extension stage. However, on the grounds that this legal provision is incorrectly applied, in due time TIM will impugn the charging at administrative level, so as to not only question this new rate but also suspend it until ANATEL issues a final decision on the matter.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Code	Heading	09/30/2007	06/30/2007
1	Total assets	13.242.326	13.187.998
1.01	Current assets	4.360.246	4.063.586
1.01.01	Cash and cash equivalents	393.933	327.507
1.01.01.01	Cash and Banks	277.884	233.277
1.01.01.02	Short-term investments in the money market	116.049	94.230
1.01.02	Accounts receivable	2.982.321	2.763.928
1.01.02.01	Accounts receivable	-	-
1.01.02.02	Accounts receivable	2.982.321	2.763.928
1.01.02.02.01	Accounts receivable	2.982.321	2.763.928
1.01.03	Inventories	244.967	180.342
1.01.04	Others	739.025	791.809
1.01.04.01	Recoverable taxes and contributions	402.519	368.227
1.01.04.02	Deferred income and social contribution taxes	42.041	50.450
1.01.04.03	Prepaid expenses	270.897	346.689
1.01.04.04	Other	23.568	26.443
1.02	Noncurrent assets	8.882.080	9.124.412
1.02.01	Noncurrent assets	354.765	363.584
1.02.01.01	Sundry receivables	230.485	246.958
1.02.01.01.01	Taxes and contributions recoverable	230.485	242.754
1.02.01.01.02	Deferred income and social contribution taxes	-	4.204
1.02.01.02	Related parties	9.826	11.272
1.02.01.02.01	Affiliates	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other related parties	9.826	11.272
1.02.01.03	Other	114.454	105.354
1.02.01.03.01	Judicial deposits	98.249	87.807
1.02.01.03.02	Prepaid expenses	8.949	10.282
1.02.01.03.03	Other assets	7.256	7.265
1.02.02	Permanent assets	8.527.315	8.760.828
1.02.02.01	Investments	5.543	5.938
1.02.02.01.01	Affiliates	-	-
1.02.02.01.02	Affiliates - Agio	-	-
1.02.02.01.03	Subsidiaries	-	-
1.02.02.01.04	Subsidiaries - Agio	-	-
1.02.02.01.05	Others Investments	5.543	5.938
1.02.02.02	Other investments	6.584.483	6.744.957
1.02.02.03	Property, plant and equipment	1.736.451	1.798.511
1.02.02.04	Deferred charges	200.838	211.422

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Code	Heading	09/30/2007	06/30/2007
2	Total liabilities and shareholders' equity	13.242.326	13.187.998
2.01	Current liabilities	3.672.485	3.164.994
2.01.01	Loans and financing	780.846	540.165
2.01.02	Debentures	-	-
2.01.03	Suppliers	2.059.934	1.874.787
2.01.04	Taxes, charges and contributions	448.741	430.354
2.01.05	Dividends payable	27.752	33.101
2.01.06	Provisions	-	-
2.01.07	Related parties	59.782	47.536
2.01.08	Other	295.430	239.051
2.01.08.01	Labor liabilities	129.081	114.058
2.01.08.02	Authorizations payable	45.908	38.806
2.01.08.03	Other liabilities	120.441	86.187
2.02	Noncurrent liabilities	1.790.750	2.122.109
2.02.01	Noncurrent liabilities	1.790.750	2.122.109
2.02.01.01	Loans and financing	1.400.984	1.760.219
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	209.837	182.333
2.02.01.03.01	Supplementary pension plan	203.754	176.250
2.02.01.03.02	Provision for contingency	6.083	6.083
2.02.01.04	Related parties	-	-
2.02.01.05	Advances for future capital increase	-	-
2.02.01.06	Others	179.929	179.557
2.02.01.06.01	Authorizations payable	-	6.637
2.02.01.06.02	Obligations arising from discontinuance of assets	179.929	172.920
2.02.02	Deferred income	-	-
2.03	Minority interests	-	-
2.04	Shareholders' equity	7.779.091	7.900.895
2.04.01	Capital	7.512.710	7.512.710
2.04.02	Capital reserves	135.230	135.230
2.04.03	Revaluation reserves	-	-
2.04.03.01	Own assets	-	-
2.04.03.02	Subsidiaries/affiliates	-	-
2.04.04	Income reserves	238.438	238.438
2.04.04.01	Legal reserve	98.741	98.741
2.04.04.02	Statutory reserve	-	-
2.04.04.03	Reserve for contingencies	-	-
2.04.04.04	Unearned income reserve	-	-
2.04.04.05	Retained earnings	139.697	139.697
2.04.04.06	Special reserve for undistributed dividends	-	-
2.04.04.07	Other income reserves	-	-
2.04.05	Retained earnings	(107.287)	14.517
2.04.06	Advances for future capital increase	-	-

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Code	Heading	From 07/01/2007 a 09/30/2007	Acumulated from 01/01/2007 to 09/30/2007	From 07/01/2006 to 09/30/2006	Acumulated from 01/01/2006 to 09/30/2006
3.01	Gross revenues	4.436.364	12.547.209	3.692.860	9.783.603
3.02	Deductions from gross revenues	(1.272.977)	(3.481.081)	(972.886)	(2.723.114)
3.03	Net revenues	3.163.387	9.066.128	2.719.974	7.060.489
3.04	Cost of goods sold and services rendered	(1.764.366)	(4.917.564)	(1.542.691)	(3.771.163)
3.05	Gross profit	1.399.021	4.148.564	1.177.283	3.289.326
3.06	Operating income (expenses)	(1.501.884)	(4.140.633)	(1.259.773)	(3.533.997)
3.06.01	Selling	(1.110.426)	(2.978.718)	(893.841)	(2.412.281)
3.06.02	General and administrative	(251.478)	(766.962)	(233.608)	(722.159)
3.06.03	Financial income (expenses)	(80.893)	(225.610)	(88.811)	(248.566)
3.06.03.01	Financial income	60.615	130.541	71.048	381.956
3.06.03.02	Financial expenses	(141.508)	(356.151)	(159.859)	(630.522)
3.06.04	Other operating income	23.058	68.768	32.664	98.258
3.06.05	Other operating expenses	(82.145)	(238.111)	(76.177)	(249.249)
3.06.06	Equity pickup	-	-	-	-
3.07	Operating income	(102.863)	7.931	(82.490)	(244.671)
3.08	Nonoperating income	(10.931)	(14.641)	884	1.207
3.08.01	Income	(2.175)	10.054	3.872	7.975
3.08.02	Expenses	(8.756)	(24.695)	(2.988)	(6.768)
3.09	Income before taxation and participations	(113.794)	(6.710)	(81.606)	(243.464)
3.10	Provision for income and social contribution taxes	(8.042)	(100.577)	(12.162)	(90.198)
3.11	Deferred income tax	-	-	-	(86.907)
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.14	Minority interests	-	-	-	-
3.15	Net income for the period	(121.836)	(107.287)	(93.768)	(420.569)

(“Free translation from the original in Portuguese”)

INDEPENDENT AUDITORS´ SPECIAL REVIEW REPORT

The
Management and Shareholders
TIM PARTICIPAÇÕES S.A.

1. We have performed a special review of the Quarterly Information (ITR) of TIM PARTICIPAÇÕES S.A., for the quarter ended September 30, 2007, comprising the balance sheet, and the statement of income, both individual and consolidated, the performance report and relevant information prepared in accordance with accounting practices adopted in Brazil, all prepared under the responsibility of the management. Our responsibility is to issue an opinion on this information. TIM PARTICIPAÇÕES S.A. has full control of Tim Celular S.A., who, in turn, fully controls Tim Nordeste S.A. The financial statements of these subsidiaries for the quarter ended September 30, 2007, which serve as a basis for investment evaluation on the equity method and consolidation, were examined by Ernst & Young Auditores Independentes S.S.. Our report, with respect to the book value of these investments and their effects on the income for the quarter and consolidated figures, is based solely on those auditors´ examination, and given the size of the subsidiaries´ amounts involved, required a coordinated monitoring work and review of auditing procedures performed by that firm.

2. Our review was conducted in accordance with specific standards jointly set by IBRACON – Brazilian Independent Auditors´ Institute and the Federal Accounting Council, mainly consisting of: (a) inquiry of, and discussion with, the heads of the Company´s accounting, financial and operational departments about the criteria used in preparing Quarterly Information; and (b) review of subsequent information and events that may significantly affect the Company´s financial condition and operations.

3. Based on our special review and that of other independent auditors´ of the subsidiary Tim Celular S.A. and the indirect subsidiary Tim Nordeste S.A., we are not aware of any relevant change that might required for the Quarter Information referred to above to comply with accounting practices adopted in Brazil and used consistently with CVM – Brazilian Securities Commission´s standards, specifically applicable to Quarterly Information.

Rio de Janeiro, October 26, 2007

Original report in Portuguese was signed by
Ernesto Rubens Gelbcke
CRC SP-013002/O-3F-RJ	Accountant CTCRC SP-071189/O-6S-RJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 07, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.